Exhibit 99.1

Orezone Resources Inc.

290 Picton Street, Suite 201

Ottawa, Ontario, K1Z 8P8

Canada

Annual Information Form

For the Year Ended December 31, 2006

March 30, 2007

Table of Contents

Metric Equivalent		1
Abbreviations		1
Definitions		2
CIM Standards		3
JORC Standards		3
Currency		3
Special Note Regarding Forward Looking Information		4
Cautionary Note to U.S. Investors Concerning Resource Estimates		4
Item 1	CORPORATE STRUCTURE
1.1	Name and Incorporation	5
1.2	Inter-corporate Relationships	5
Item 2	GENERAL DEVELOPMENT OF THE BUSINESS
2.1	Three Year History	5
2.1.1	2004	6
2.1.2	2005	6
2.1.3	2006	7
2.1.4	2007 Outlook	8
2.2	Significant Acquisitions and Dispositions	8
2.3	Trends, Risks and Uncertainties	8
Item 3	NARRATIVE DESCRIPTION OF THE BUSINESS
3.1	General	11
3.2	Overview of Burkina Faso	11
3.2.1	General	11
3.2.2	Mining Legislation and Taxation	12
3.3	Mineral Projects	13
3.3.1	Drilling Quality Control and Security of Samples	13
3.3.2	Essakane	13
3.3.2.1	Location and Access	13
3.3.2.2	Geology	14
3.3.2.3	Exploration History	14
3.3.2.4	Gold Resources	16
3.3.2.5	Preliminary Assessment	17
3.3.3	Bondigui (“Bondi”)	18
3.3.3.1	Location and Access	19
3.3.3.2	Geology	19
3.3.3.3	Exploration History	20
3.3.3.4	Gold Resources	21
3.3.4	Séguénega (“Séga”)	21
3.3.4.1	Location and Access	21
3.3.4.2	Geology	22
3.3.4.3	Exploration History	22
3.3.4.4	Gold Resources	24
3.3.5	Bomboré	24
3.3.5.1	Location and Access	24
3.3.5.2	Geology	24
3.3.5.3	Exploration History	24
3.3.5.4	Gold Resources	25
3.3.6	Other Material West Africa Projects	25
3.3.6.1	Golden Hill	26
3.3.6.2	Kossa	26
3.3.6.3	Namaga	26
3.3.6.4	Koyria	27
3.3.6.5	Mali	27
Item 4.	SELECTED CONSOLIDATED FINANCIAL INFORMATION
4.1	Annual Financial Information	27
4.2	Annual Exploration Expenditures	28
4.3	Dividends	28
4.4	Foreign GAAP	28
Item 5	CAPITAL STRUCTURE AND MARKET FOR SECURITIES
5.1	General Description of Capital Structure	28
5.2	Trading Price and Volume	29

Item 6	DIRECTORS AND OFFICERS
6.1	Name, Address, Occupation, and Security Holding	30
6.2	Corporate Cease Trading Orders or Bankruptcies	31
6.3	Penalties or Sanctions	32
6.4	Personal Bankruptcies	32
6.5	Conflicts of Interest	32
Item 7	LEGAL PROCEEDINGS
7.1	Legal proceedings	32
Item 8	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
8.1	Interest of Management and Others in Material Transactions	32
Item 9	TRANSFER AGENT AND REGISTRAR
9.1	Transfer Agent and Registrar	33
Item 10	INTEREST OF EXPERTS	33
Item 11	ADDITIONAL INFORMATION
11.1	Audit Committee	34
11.2	External Auditor Service Fees	34
11.3	Additional Information	34

METRIC EQUIVALENTS

For ease of reference, the following factors for converting between metric and imperial measurements are provided:

To convert from metric	To imperial	Multiply by
hectares	Acres	2.471
metres	Feet	3.281
kilometres	Miles	0.621
tonnes	tons (2,000 pounds)	1.102
grams/tonne	ounces (troy)/ton	0.029

To convert from imperial	To metric	Multiply by
acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2,000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.28

ABBREVIATIONS

In this document, the following abbreviations are used:

%	Percent
AC	Air core (drilling)
Ag	Silver
As	Arsenic
ASL	Above sea level
Au	Gold
Au/t	Gold per tonne
BUMIGEB	Bureau des mines et de la géologie du Burkina
CDN	Canadian
CFA Fr	Commuauté Financière Africaine franc (“West African franc”)
CIM	Canadian Institute of Mining & Metallurgy
cm	Centimetres
Co	Cobalt
Cr	Chromium
Cu	Copper
EW	East-West
Fe	Iron
Ga	Gallium
g Au/t	Grams of gold per tonne
GDP	Gross Domestic Product
km	Kilometres
kWh	Kilowatt hours
JORC	Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and Minerals Council of Australia
m	Metres
m3	Cubic metre

M	Million
Ma	Million years
Mn	Manganese
Mo	Molybdenum
NE	Northeast
US	United States of America
Ni	Nickel
NNE	North-Northeast
NNW	North-Northwest
NS	North-South
NSR	Net Smelter Return Royalty
NW	Northwest
Pb	Lead
ppb	Parts per billion
ppm	Parts per million
pop.	Population
RAB	Rotary air blast (drilling)
SE	Southeast
SSE	South-southeast
RC	Reverse circulation (drilling)
SEDAR	System for Electronic Document Analysis and Retrieval
SSW	South-Southwest
t	Tonne
US	United States
VLF	Very low frequency
W	Tungsten (for the element)
W	West
Zn	Zinc

DEFINITIONS

Air Photo Imagery	Photographs taken from an airplane that are used to interpret geological information on the ground.
Airborne Magnetics	An airborne survey that measures the earth’s magnetic field. Used to interpret geological information on the ground.
gAu/t	Grams of gold per tonne. Metric term for concentration of gold(Au) in grams per tonne.
Fault trend	The direction of a geological break (fault) on the ground.
IP	Induced polarization. A geophysical survey that measures the ground’s ability to hold an electrical current. This generally reflects the amount of sulphide minerals in the ground.
Landsat Satellite Imagery	Satellite images of the ground using up to eight different light frequencies. Images are used to interpret geological conditions on the ground.
Orpaillage Site	Local artisanal site where people extract gold by traditional means.
Satellite Radar Imagery	Images taken of the ground from a circum-navigational satellite. Uses radar technology that gives a high resolution, cloud free image.

CIM STANDARDS

An ‘Inferred Mineral Resource’ is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

An ‘Indicated Mineral Resource’ is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that it can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity.

JORC STANDARDS

A ‘Mineral Resource’ is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

CURRENCY

All dollar amounts referred to herein are in United States dollars, unless otherwise noted.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document may contain or refer to certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

The resource estimates in this annual report were prepared in accordance with National Instrument (“NI”) 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).  In this annual report, we use the terms “measured”, “indicated” and “inferred” resources.  Although these terms are recognized and required in Canada, the SEC does not recognize them.  The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”.  Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made.  United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”.  Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

ITEM 1.  CORPORATE STRUCTURE

1.1                               Name and Incorporation

Orezone Resources Inc. (“Orezone” or the “Company”) is a Canadian corporation engaged in the investigation, acquisition, exploration and development of mineral properties.  The Company was incorporated under the Canada Business Corporations Act by articles of incorporation dated September 22, 1989, under the name Garde, Société d’exploration minière inc.  By articles of amendment dated November 30, 1995, the Company changed its name to Orezone Resources Inc / Ressources Orezone Inc. and the outstanding class “A” shares of the Company (the “Shares”) were consolidated on a five (5)-for-one (1) basis.  On June 17, 2004 shareholders approved the redesignation of all authorized, issued and outstanding Class A shares of the Company into the same number of common shares.

In November 1999, the shares of the Company commenced trading on The Toronto Stock Exchange (“TSX”) under the symbol “ORZ”.  On March 18, 2004, the Company’s shares began trading on both the American Stock Exchange (“AMEX”) and the TSX under the symbol “OZN”.

The registered and principal office of the Company is located at 290 Picton Street, Suite 201, Ottawa, Ontario, K1Z 8P8.  The Company also has field offices in the cities of Ouagadougou, Burkina Faso; Niamey, Niger and Mali, all of which are in West Africa.

1.2                               Inter-corporate Relationships

The Company has four wholly-owned subsidiaries:

•                  Orezone Inc. (“OZNI”), which is incorporated under the laws of the British Virgin Islands by Memorandum and Articles of Association dated May 15, 2002;

•                  Burkina Resources Inc. (“BRI”), which is incorporated under the laws of the British Virgin Islands by Memorandum and Articles of Association dated June 8, 2005;

•                  Channel Mining (Barbados) Ltd. which is a dormant shell, and;

•                  Niger Resources Inc. (“NIGER”) which is also incorporated under the laws of the British Virgin Islands by Memorandum and Articles of Association dated March 1, 2006.

OZNI was incorporated to hold the assets of Coronation International Mining Corporation (“CIMC”) pursuant to an agreement whereby OZNI acquired all of the issued and outstanding ordinary shares of CIMC.

BRI was incorporated to hold future business opportunities in Burkina Faso.

OZNI has a wholly owned subsidiary, Orezone Inc. SARL, which was incorporated under the laws of Burkina Faso in 2003 and carries out the Company’s business activities in that country.

NIGER was incorporated to hold additional mining permits in the country of Niger.

ITEM 2.  GENERAL DEVELOPMENT OF THE BUSINESS

2.1                               Three Year History

Over the past three years, the Company has been active in the investigation, acquisition, exploration and development of mineral properties. The Company’s primary focus over this period of time has been on gold properties in West Africa, particularly in Burkina Faso and Niger.  West Africa is an attractive area for gold exploration because of its geological potential, relatively unexplored nature and the near surface, oxidized nature of many deposits which contributes to lower exploration and development costs.

At the present time Orezone has interests in five different properties in Burkina Faso, made up of 16 different exploration permits, covering a total of 2,791 square kilometres.  Orezone also has a 1,997 square kilometre permit in Niger which it acquired in the fourth quarter of 2004, options acquired in the first quarter of 2006 to earn into two additional permits in Niger, two permits in Mali totaling 260 square kilometres, and an option to earn into a third permit in Mali.  Refer to Item 3 for a more detailed description of all mineral properties.

2.1.1                     2004

In 2004, Orezone substantially increased the level of its gross exploration expenditures which totaled $8.6 million during the year, mainly in Burkina Faso, compared to $3.1 million in 2003. Orezone also signed a Mining Convention with the Republic of Niger in October 2004, thereby acquiring the exploration rights for the Kossa permit, a 1,997 square kilometres area adjacent to the Company’s Essakane project in Burkina Faso.  The Kossa permit covers the same Birimian metasedimentary basin that hosts the Essakane Main Zone (“EMZ”) deposit, but it is largely unexplored. The Kossa permit is 100 percent owned by Orezone and not subject to the agreement with Gold Fields Limited (“GFL”).

On the Essakane project, joint venture partner GFL switched its focus during the year from exploring regional targets to concentrating on the EMZ deposit. The work programs carried out during the first quarter suggested that the EMZ had not been adequately drilled by previous operators, with new evidence to suggest both higher grades and larger tonnages. On this basis, the decision was made to carry out an intensive drilling program on the EMZ with the objective of defining an economic resource that could be developed as a stand alone mine in the near term. Expenditures on the Essakane Project increased to $3.3 million in 2004 from $1.6 million in 2003 as a result of this new initiative.  Drilling not only confirmed this model but led to an improved understanding of the orientation and geometry of high grader grade shoots and lenses within the deposit.  This enabled the existing resource to be remodeled and recalculated.  In August 2004, Orezone and GFL announced that indicated resources had increased over 40 percent to 2.35 million ounces (49 million tonnes grading 1.49 grams of gold per tonne) and that inferred resources amounted to an additional 300,000 ounces (5.7 million tonnes grading 1.7 grams of gold per ton) based on a 0.50 gram per tonne cut off grade.  The calculation was prepared by SRK Consulting, Cardiff, UK and conforms to NI 43-101.

The discovery made on the Bondi project in 2003 also lead to a substantially increased budget on this project in 2004 as expenditures totaled $2.9 million.  The first 800 meters of Zone 2 was drilled on 25 meter centres to a depth of approximately 100 meters and an initial NI 43-101 compliant resource calculation was completed by Met-Chem Canada Inc. in November, 2004.  Indicated resources within Zone 2 have been estimated at 1,761,822 tonnes grading 2.88 g/t (162,964 contained ounces of gold) and inferred resources amount to an additional 446,378 tonnes grading 2.41 g/t (34,591 contained ounces) using a 0.5 g/t cutoff grade. Another smaller deposit has been outlined to the south but no resource calculation was done.

The discovery of the RZ deposit in 2004 on the Séga project, and follow up drilling on the Bakou and Gambo deposits, all of which lie within a relatively small 2.5 square kilometre area, resulted in expenditures at Séga increasing to $1.9 million in 2004.

2.1.2       2005

In 2005, Orezone’s exploration expenditures in West Africa totaled $20.8 million.  The most significant developments during the year were the decision by joint venture partner GFL to proceed with a pre-feasibility study on Essakane project while aggressively drilling the EMZ deposit, and a CDN $30 million public equity financing completed in December, 2005.

In 2005 expenditures by GFL increased to $14.2 million on the Essakane project as infill and expansion drilling continued and the pre-feasibility study was initiated. GFL’s original objective was to complete a resource update by the middle of 2005, commence a full feasibility study (“FFS”) in the fall of 2005 and make a production decision by the middle of 2006.  This schedule was pushed back nine to twelve months due to congestion at assay laboratories in West Africa, which delayed sample results, the need to complete deep oriented core drilling to refine the geological model, partially due to the intersecting of new mineralization below the EMZ, assay QA/QC issues relating to coarse particulate gold, and slow response times from consultants due to the high level of demand for their services.  During 2005, GFL’s expenditures on the Essakane project surpassed the $8.0 million level required to earn a 50 percent interest in the project.  On completion of the FFS, GFL’s interest will increase to 60 percent.  GFL assumed operatorship of the project in January, 2006 and is making all expenditures directly on its own behalf rather than financing Orezone to do the work.

On the Séga project, expenditures increased to $3.2 million as follow-up drilling on the RZ, Bakou, and Gambo deposits continued, new deposits were discovered in the Tiba area, and core drilling for geological and metallurgical purposes was initiated on all deposits.

Exploration expenditures of $651,000 at Bondi in 2005 were substantially lower than in the previous year as the Company’s resources were focused on Essakane and to a lesser extent, the Séga properties. The 2005 exploration programs nevertheless resulted in the discovery of Zone 2N, located about 800 m to the north of the Zone 2 deposit discovered in 2003.

Exploration expenditures on the Bomboré permit in Burkina Faso totalled $909,000 in 2005 with the objective of achieving the expenditure level required to earn a 50 percent interest in the project by January 2007.  The main objective of the 2005 exploration program was to validate the results obtained by the previous operator by increasing the drilling density on the best mineralized zones.

Expenditures on the Kossa permit in Niger amounted to $777,000 in 2005. Regional reconnaissance was completed during the first half of 2005 and ground geophysical surveying programs were initiated in the last quarter of 2005.

2.1.3                     2006

In 2006, Orezone’s direct exploration expenditures in West Africa totaled $10.1 million.  During the year GFL announced an increased budget and expanded scope of the EMZ deposit pre-feasibility study and the company made an investment in Greencastle Resources Ltd. (“Greencastle”) who granted Orezone options to earn an interest in two gold exploration permits in Niger.  Exploration efforts in 2006 were focused on Séga, Bondi and Bomboré projects in Burkina Faso and on the three Niger projects.

On Essakane, joint venture partner GFL committed an additional $9.3 million for additional drilling on the EMZ deposit and its extensions to the north and south, a re-assay program to determine if the previous methodology had understated the grade of the deposit, regional exploration of targets around the EMZ and ongoing engineering studies to bring the project to the FFS stage.  GFL’s objective was initially to complete the new resource estimate in the second quarter of 2006, the PFS in the fall and the FFS in 2007 following which a production decision could be made.  An updated resource estimate for the EMZ was submitted to Orezone by GFL in April 2006, based on September 2005 data.  Indicated resources in the EMZ deposit totaled 36.8Mt grading 1.6g/t (1.9Moz) and inferred resources amounted to an additional 27.7Mt grading 1.7g/t (1.5Moz), based on a 0.5g/t cutoff grade.  The JORC compliant resource calculation represents a recoverable resource estimate and was completed by independent consultant RSG Global (Perth, Australia).

On the Séga project, a NI 43-101 compliant resource estimate has been completed by Met-Chem Inc. based on exploration work up to and including June 2005.  It includes only the Gambo, Bakou and RZ zones.  Indicated resources total 4,844,000 tonnes grading 1.99 g/t (310,600 contained ounces) and inferred resources amount to 1,413,000 tonnes grading 1.6 g/t (73,000 contained ounces), both at a 0.5 g/t cutoff. The 2006 work programs advanced the definition of all known deposits, with complementary metallurgical sampling carried out on the new Tiba deposits. A pre-feasibility study was undertaken during the fourth quarter. Expenditures for the year amounted to $2.5 million.

On Bondi project, 2006 expenditures amounted to $2.0 million. The 2006 programs included expanded gradient IP coverage, metallurgical drilling, implantation of trigonometric beacons in the project area, a photogrammetric survey, a high-resolution resistivity survey along the auriferous structure, and the 3D geological modelling of the resources. New targets were tested which resulted in the discovery of another mineralized structure in Zone 2N area.

In Niger, $2.3 million was spent on three projects.  Reconnaissance drilling on Kossa permit resulted in the discovery of significant mineralization on three of our regional targets, the most significant discovery being on the Kossa South target. Reconnaissance mapping was followed by ground geophysical surveys and scout drilling on several targets on each of the two Greencastle permits, with significant auriferous mineralization intersected on both permits.

Expenditures of $763,000 were incurred on the Bomboré permit which enabled the Company to achieve the threshold required to earn a 50 percent interest. The work program included ground geophysics and RC drilling, and was designed to test possible extensions of the known auriferous structures and expand the gold resources on the project.

2.1.4                     2007 Outlook

The Company’s direct exploration expenditures on its properties in 2007 are expected to be in the order of $7 to $10 million and administrative expenditures will be in the same order of magnitude as in 2006.  The Company’s main objectives for 2007 are:

•                  In the Séga area, to complete a PFS, consolidate the Company’s land position and to expand the resource base;

•                  In the Bondi area, to expand the resource base and to update the resource estimate;

•                  On the Bomboré permit, to complete a new resource estimate and to perform metallurgical testwork; and

•                  In Niger, to follow up on the 2006 discovery and test new targets on the Greencastle permits.

2.2                               Significant Acquisitions and Dispositions

There was no significant acquisition or disposition of assets by Orezone in the current year.

2.3                               Trends, Risks and Uncertainties

The Company is in the business of exploring for mineral deposits and if successful, ultimately mining them.  The natural resource industry is by its nature, both cyclical and risky.  There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due to the very low odds of finding an economic deposit.  Once a potentially economic deposit is identified, the Company’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues.  Many of these are beyond the control of the Company.

The principal factor which will affect the Company’s ability to successfully execute its business plan is the price of gold.  The price of gold in US dollars has increased from approximately $260 per ounce early in 2001 to almost $700 in the first part of 2007.  This increase is widely attributed to a weakness in the US dollar.  However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty.  The higher gold price improves the economics of any potential development project and just as important, has a favourable impact on the perceptions of investors with respect to gold equities and therefore, the ability of the Company to raise capital.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Company’s common shares should be considered as a highly speculative investment.  Current and potential investors should give special consideration to the risk factors involved.

Political Risk

Orezone’s principal assets are located in Burkina Faso, West Africa.  While the government of Burkina Faso has modernized its mining code and is considered to be pro mining, no assurances can be provided that this will continue in the future.  The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, political instability, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Company’s title to properties, problems renewing licenses and permits, and the expropriation of project interests. Any of these events could result in conditions that delay or in fact prevent the Company from exploring or ultimately developing its properties if economic quantities of minerals are found. The Company does not currently maintain “Political Risk” insurance.

Exploration Risk

Mineral exploration is a highly subjective process that requires a high degree of education, experience, expertise and luck.  Furthermore, the Company will be subject to many risk factors that knowledge, expertise and perseverance are insufficient to overcome.  The Company is also competing against a large number of companies that have substantially greater financial and technical expertise. The odds of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Company will be successful.

Development Risk

The successful development of a mineral deposit is dependent upon a large number of technical factors and significant capital expenditures must be made before the effect of many of these factors can be fully quantified.  Major assumptions with respect to reserves, production, costs, grades and recoveries for example, can vary significantly from those projected in a feasibility study.

Operating Risk

While the Company’s primary objective is to establish a producing mining operation, it does not at present have any properties that are in production.  Potential future mining operations will be subject to a large number of risks and hazards including cave-ins, rock bursts, rock falls, flooding, and unusual or unanticipated rock formations and while the Company will use best industry practices to identify and deal with such possibilities, no guarantee can be given that such events will not occur and will not result in damage or destruction of mineral properties and facilities, personal injury or loss of life, the delay or shut down of operations, financial losses or legal or environmental liability.

Economic Risk

External factors such as metal prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so.  It is impossible to predict the future direction of these factors, and the impact that they will have on the Company’s operations, with any degree of certainty.  In particular, the price of gold is a major factor in determining whether or not a project is economic and whether or not capital can be raised to develop it.  While the price of gold is currently at relatively high levels, its future direction will be determined by a large number of factors including investor demand, industrial demand, world wide productions levels, forward selling, purchases and sales by central banks, political and financial instability, inflation, interest and currency exchange rates, etc.

Financing Risk

At the present time the Company does not have any producing projects and no sources of revenue.  The Company’s ability to explore for and find potentially economic properties, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets.

There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified.

Title Risks

The Company has taken all reasonable steps to ensure that it has proper title to its properties.  However, no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in the Company’s title to its properties being challenged.  Furthermore, the Company requires a number of different permits and licenses in order to carry on its business and there are no assurances or guarantees that they will be renewed upon expiry.

Environmental Risk

Both exploration programs and potential future mining operations are subject to a number of environment related regulations.  It is the Company’s intention to fully comply with all such legislation in the countries in which it operates, and to fully comply with generally accepted international standards in countries where environmental regulations are not as stringent as international standards.  Compliance with these regulations may significantly delay or prevent the Company from carrying on its business in the normal course, or may substantially increase the cost of doing so.   Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Company or prevent it from continuing operations.

Management Dependence

The Company’s activities are managed by a very small number of key individuals who are intimately familiar with its operations.  The market for experienced mining personnel is currently very competitive and the Company’s ability to replace highly qualified personnel cannot be assured.  At present, the Company does not maintain any key man life insurance.

Equipment Shortage

At the present time there is a shortage of drilling rigs in West Africa due to the large amount of exploration and development work that is being carried out. To alleviate this risk, the Company entered into two agreements with drilling rigs in fiscal 2006.  However, any shortages of equipment could delay the Company’s ability to properly evaluate its holdings and ultimately to put them into production should an economically exploitable deposit be found.

Possible PFIC Status Has Consequences for United States Investors

Potential investors who are U.S. taxpayers should be aware that Orezone may be a passive foreign investment company (“PFIC”) for the current fiscal year; and may have been a PFIC in prior years or Orezone may become a PFIC in the future.  If Orezone is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer, generally, will be required to treat any so called “excess distribution” received on its Shares, or any gain realized upon a disposition of Shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualifying electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Orezone.  There can be no assurance that Orezone will satisfy such information reporting requirements or the related record keeping requirements which are necessary for a U.S. shareholder to make a QEF election.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Orezone’s net capital gain and ordinary earnings for any year in which Orezone is a PFIC, whether or not Orezone distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the Shares over the taxpayer’s tax base therein.

ITEM 3.  NARRATIVE DESCRIPTION OF THE BUSINESS

3.1                               General

The principal business of the Company is the investigation, acquisition, exploration, development and ultimately operation of resource properties, primarily precious metals.  The Company commits its own resources to the initial evaluation of mineral properties, and in select situations if, and when warranted, the Company will enter into joint ventures with other businesses to continue the development of such properties. In the course of its activities, the Company may enter into different types of agreements common in the mineral resource industry such as purchase agreements, option agreements to purchase mining properties and/or joint venture agreements.

The Company’s principal exploration activities are currently focused on the country of Burkina Faso, in West Africa where it has been active since 1996.   The Company currently holds the rights to explore five properties in Burkina Faso made up of 16 exploration permits covering a total of 2,791 square kilometres.  The Company has a permit of 1,997 square kilometres in Niger, and option agreements enabling it to earn into two other permits, and holds two permits in Mali totaling 260 square kilometres as well as an option agreement to earn an interest in another permit. Orezone’s Project Highlights, which is contained in this Annual Information Form, summarizes the locations of the various projects in West Africa.

As at December 31, 2006, the Company had approximately seven full time employees at its head office in Ottawa, Ontario, Canada. The Company also maintains administrative offices in Ouagadougou, the capital of Burkina Faso, Niamey, the capital of Niger, and Bamako, the capital of Mali, as well as regional exploration camps near the Bondi, Golden Hill and Séga projects in Burkina Faso, and on each of the three permits held in Niger.  The Company currently has a full time staff of approximately 65 in Burkina Faso, 25 in Niger and five in Mali, all of whom are either employees or contactors.

3.2                               Overview of Burkina Faso

3.2.1                     General

Burkina Faso, formerly known as Upper Volta and part of French West Africa until August 5, 1960, is now an independent republic with a democratic government.   President Blaise Compoare took power in 1987 and a draft constitution was instituted in 1991 following a national referendum.  President Compaore was elected to office in 1991 along with an Assembly of People’s Deputies.  He was re-elected through a democratic process for another five years in 2005.

Burkina Faso is a landlocked country that lies just to the south of the Sahara Desert and to the west of Niger, to the north of Ghana and to the southeast of Mali. The capital city is Ouagadougou, while the industrial centre lies in Bobo-Dioulasso.

Burkina Faso has a population of approximately 14 million.  French is the official language of government and business; however tribal languages belonging to the Sudanic family are spoken by 90 percent of the population. There is a wide range of ethnic and religious groups in Burkina Faso with Mossi (24 percent) being the most common ethnic group and Muslim (50 percent) the most practiced religion.  Burkina Faso has two airports with paved runways and 31 airports with unpaved runways, 622 kilometres of rail lines, 12,506 kilometres of highways of which 16 percent are paved, and electricity production totaling 220 million kilowatt hours.

Following the West African franc currency devaluation in January 1994, the government updated its development program in conjunction with international agencies, and exports and economic growth have increased. The country’s GDP was estimated at $5.1 billion in 2004 making Burkina Faso one of the poorest countries in the world on a per capita basis.  Exports from Burkina totaled $381 million with imports at $860 million in 2004.  Cotton accounts for 65 percent of exports while capital goods (32 percent), fuel (20 percent) and food (12 percent) are the main imports.   Inflation was estimated to be at -0.3 percent in 2004.

Although impoverished and highly reliant on agriculture and small scale local mining for survival, Burkina Faso has also received substantial assistance from the international community which has helped to bolster the economy.

The climate is characteristically tropical with warm, dry winters and hot, wet summers.  Agriculture is the main economic activity, employing the majority of the population and accounting for approximately one-third of the GDP.  Cotton is the most important agricultural commodity and largest export.  Livestock was once Burkina’s major export but it currently ranks far behind cotton and is followed by gold.

Between the eleventh and nineteenth centuries gold was one of the region’s main products of exchange and Burkina Faso was part of what was known as the “Gold Coast.” Gold panning has been practiced in the Black Volta River Valley for centuries. Gold mining became important to the modern economy in 1984, with the opening of the Poura gold mine which subsequently closed.  However, gold mining and exploration have made a significant impact on Burkina’s economic growth and have increased exports despite the fact that no large commercial scale operations yet exist.

In late 1997, Burkina Faso signed into law a new Mining Code.  In addition, the World Bank embarked upon a large capacity building project for the mining industry in Burkina Faso and contributed credits of $21.4 million.  The main objectives of the Mining Sector Capacity Building and Environmental Management Project are to help:

•                  Establish an enabling environment to both promote private investment in mining and to ensure real and sustainable contribution to economic growth;

•                  Strengthen public and private sector capacity to effectively administer regulations and to monitor sector developments;

•                  Establish capacity in the country for environmental management.

3.2.2                     Mining Legislation and Taxation

All of the Company’s Burkina Faso properties are subject to The Mining Law #031-2003 (the “Mining Law”) of Burkina Faso, dated May 8, 2003 and are considered to be exploration permits as defined under the Mining Law.  The Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit.  Exploration expenditures are required on each permit at the rate of 270,000 CFA ($540) per square kilometre.  Annual taxes due at the anniversary of the permit renewal are assessed at a per square kilometre rate of 2,500 CFA ($5) for the first year, 3,000 CFA ($6) for the second year, 4,500 CFA ($7.50) for the third year and 7,500 CFA ($15) for the fourth and each succeeding year.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law.  Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to Article 20 of the Mining Law, mining permits are treated as real property rights with complete right of mortgage and liens. Both exploration and mining permits are transferable rights.  Pursuant to article 78 of the law, only holders of exploitation (mining) permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. All of the Company’s properties are currently exploration permits and there is no requirement to maintain a reserve for future reclamation.  The Mining Law also guarantees a stable fiscal regime for the life of any mine developed.

All exploitation permits in the Republic of Burkina Faso are subject to a ten percent carried interest and a three percent royalty on golf produced in favour of the Burkina Faso government once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed.  However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

Profits derived from mineral exploitation are taxed at a rate of 25 percent.  Accelerated amortization is available for capital invested to reduce taxable income to zero until depleted.  Imports are subject to custom duties which are applied at a rate of 7.5 percent.

3.3                               Mineral Projects

3.3.1                     Drilling Quality Control and Security of Samples

Samples from the Company’s drilling programs are collected at a minimum of every one meter down the hole and analyzed using a two kilogram bottle roll cyanide leach at the SGS or ALS-Chemex Abilab laboratories in Ouagadougou, all of which are internationally recognized laboratories that are widely used by the industry in West Africa.   Check assays have been performed by both laboratories as well as by ALS-Chemex Abilab laboratory in Bamako, Mali.  A minimum of ten percent of the samples were retained for quality control / quality assurance purposes which include duplicates, triplicates, standards and blanks.  Sampling programs are carried out under the supervision of Pascal Marquis, VP Exploration, and Steve King, VP Technical Services, both Qualified Persons for the Company.

3.3.2                     Essakane

In 2002, OZNI completed a business combination with CIMC, a corporation existing under the laws of the British Virgin Islands and based in London, England.  The transaction with CIMC resulted in the Company acquiring a 100 percent interest in the Essakane group of six permits, which then covered approximately 1,433 km2 in northeast Burkina Faso (the “Essakane Project”) and were the principal assets of CIMC.  On the transaction date, Orezone also entered into a joint venture agreement with GFL to explore and develop the Essakane project.

3.3.2.1           Location and Access

The Essakane group of exploration permits is located in the northeast of Burkina Faso, approximately 330 kilometres by road from the capital, Ouagadougou.  The nearest large town and potential source of labour is Dori.  The project is held in good standing by OZNI which owns a 100 percent interest in the permits, subject to the right of the government of Burkina Faso to a ten percent carried interest at the mineral exploitation phase.  The original six permits were issued in July, 2000 and were reduced by 25 percent in 2006 as required by law and renewed for another three-year tenure.  Part of the ground released in 2006 was re-applied for and a new permit was granted during the fourth quarter of 2006, bringing the total number of permits included in the joint venture to seven and the land package to 1,248 km2.

Exploration expenditures are required on each permit at the rate of 270,000 CFA ($540) per square kilometre.  Annual taxes due at the anniversary of the permit renewal are assessed at a per square kilometre rate of 2,500 CFA for the first year, 3,000 CFA for the second year, 4,500 CFA for the third year and 7,500 CFA for the fourth and each succeeding year.

Access from the capital is by paved road and then by well-maintained laterite road, and within the permits access is via local tracks and paths.  The climate is typically Sahelian with daytime temperatures in the dry season ranging from 25° centigrade in December and January to 50° in April.  A wet season occurs between late May and September and parts of the project become inaccessible due to washouts, temporary streams and muddy conditions which restricts the Company’s ability to carry out its exploration and drilling programs.  There is a permanent camp at Essakane which can house approximately 120 personnel.  The terrain is predominantly flat with small isolated hills and laterite mesas.  Vegetation consists mostly of light scrub and seasonal grasses with some cultivation of millet and maize and livestock grazing.

The Essakane area is sparsely inhabited although there is a nearby village that is largely inhabited by artisan miners and would have to be moved as part of a mining operation.  No power lines are nearby and diesel generators would be required as a source of power.  Process water would be supplied from a retaining pond built to collect water during the rainy season with possible supplementation from artesian wells.

3.3.2.2           Geology

Precambrian strata of the West African Craton underlie the major part of the region.  Although there are three major subdivisions within the craton, gold bearing greenstone belts are best preserved within Birimian and Tarkwaian rocks of the Lower Proterozoic.  The Essakane deposit is hosted within a metasedimentary sequence within a Birimian greenstone belt.

Gold mineralization in West Africa closely follows the structural evolution of the host volcanic and sedimentary basins.  Historical production in the region has come from gold-bearing conglomerates and major shear zones, and alluvial deposits derived from there, all of which still form important exploration targets.   However, recent developments in exploration and extractive technology have led to the discovery and exploitation of large-tonnage, low grade, surficial oxide, saprolite and laterite deposits which often form the near-surface expression of the hard rock deposits and are additional economic targets.

The Essakane deposit consists of a quartz vein stockwork within a sericitized muscovite and carbonate altered feldspathic arenite bounded by thinly bedded turbidite sequences comprising shales, siltstones and argillites.  The arenite unit is exposed along a subtle ridge formed by the crest of a thrust faulted, north-northwest trending anticline that plunges to the north.  The arenitic unit is 20 to 40 metres thick and the contained stockwork appears to be controlled by the intersection of the anticlinal crest with the thrusts, which dip at 30° to 40° to the northeast.  Vein development appears to be contemporaneous with folding and thrusting.  Selective sampling of veins at surface indicates that all veining is potentially gold bearing.  Gold occurs as free grains in quartz veins (often associated with carbonate and muscovite) and in association with arsenopyrite and pyrite.  Wall rock adjacent to the veins is also mineralised, although it is not known if this represents original gold emplacement or gold remobilized in the supergene environment.  Workings in the artisanal pits elsewhere on the permits are less well developed than at Essakane and the geology is not as well understood as a consequence.

3.3.2.3           Exploration History

The main Essakane site is situated in the central part of the block of permits where gold-bearing quartz veins have been mined by artisans since 1984.  A large number of other artisanal gold mining sites are situated within the block of permits.  Workings are concentrated on quartz veins and activity on each is erratic, according to the season.  At one time, up to 25,000 artisanal miners and their dependents were on the main Essakane site.  State records indicate that in the late 1980’s and early 1990’s the artisans produced approximately 500 kilograms of gold a year.  The workings were managed by Compagnie d’Exploitation des Mines D’Or du Burkina (“CEMOB”).  In addition to managing the artisanal workings, CEMOB operated from 1992 a small heap leach plant using artisanal tailings as feed, which produced up to 400 kilograms of gold per year, until it was stopped by CIMC in 2000.

BHP Minerals Ltd. (“BHP”) entered into an agreement with CEMOB in 1995 and undertook trenching, drilling, airborne geophysics and mapping on several gold prospects within the large Essakane exploration permit held by CEMOB.  At the main Essakane site, exploration consisted of trenching by CEMOB in the early 1990’s, and then trenching, RC and diamond core drilling by BHP in 1995 and 1996. The drilling consisted of 117 RC holes totaling 7,263 meters and seven diamond drill holes totaling 1,390 meters. The EMZ was defined by BHP on a 100 by 50 m grid spacing to an average vertical depth of 60 m.

Exploration within the permits beyond that done at the main Essakane site consisted of reconnaissance mapping of the main gold prospects and limited RC drilling at the Gossey and Falagountou prospects by BHP in 1995.

CIMC acquired the Essakane permits in May, 2000 and entered into an agreement with Ranger Minerals Ltd. (“Ranger”) in September, 2000 whereby Ranger agreed to conduct extensive drilling over the main orebody in order to allow a more precise resource estimation and categorization.  A total of 35,000 meters of drilling was completed by Ranger in the second half of 2000 and early in 2001 and consisted of 15 HQ size diamond drill holes totaling 1,055 meters, 41 RC holes totaling 22,392 meters and 407 RAB holes totaling 12,866 meters.  The diamond drilling was mainly used to twin RC holes and compare results between the two.

The infill program reduced the drill grid spacing to 50 by 50 meters over the two kilometre strike of the main orebody, and increased the average vertical drilling depth to about 85 m.  Drill spacing along strike for a further two kilometres to both the north and south of the main orebody was 100 meters between sections and 50 meters across the orebody using the RAB technique.  Further RAB drill fences were located on sections spaced between 200 and 1,000 meters to the south and 1,000 meters to the north.  Ranger also undertook mapping, sampling and drilling programs at two other artisanal sites within the permit. 59 RAB holes totaling 1,575 meters were drilled at Falagountou and 92 RAB holes totaling 3,053 meters were drilled at Gossey.

Following the acquisition of CIMC and the signing of a joint venture agreement with GFL in 2002, Orezone carried out exploration programs adopted by the GFL / Orezone Steering Committee and funded by GFL.  In 2002, all historical records were assembled and compiled in a GIS database, and a preliminary geological model proposed for the EMZ deposit.

In 2003, regional pedogeochemistry programs were completed on several target areas, followed by RAB and RC drilling programs on five regional targets as well as limited RAB, RC and core drilling on the EMZ to test the geological model, and on Essakane North to test for a possible extension of the EMZ structure.  Those programs resulted in the discovery of economic mineralization on four of the five selected regional targets, Sokadie, Falgountou, Korizéna and Gossey. The work completed on EMZ deposit supported the geological model, suggested the presence of a higher grade core, and suggested that the deposit was still open along stike and at depth, especially on the east limb of the interpreted antiformal structure. A first gradient IP survey was completed over the Essakane North target area.

Summary of Drilling on the Essakane Project

	2003	2004	2005	2006	Totals
Drilling (in meters)
AC	—	—	—	536	536
DD	601	3,972	24,232	25,961	54,766
RB	10,342	1,512	—	—	11,854
RC	14,169	34,597	60,033	19,386	128,185
Totals	25,112	40,081	84,265	45,883	195,341

In 2004, definition RC drilling advanced on the Sokadie, Falagountou, Essakane North and Gossey prospects. Gradient IP and magnetometry surveys were completed on all of these prospects, as well as on the EMZ structure and the Tassiri prospect. While initially much of GFL’s effort was directed at exploring a number of large regional gold-in-soil geochemical anomalies to determine if the property hosted other deposits similar to the EMZ, GFL changed its focus during the first quarter of 2004.  An emphasis was placed on determining whether or not an economic project could be defined in the near term based on the EMZ deposit alone, and a first program of down-dip definition drilling was completed on the EMZ in March and April of 2004. This program was successful, and a further definition drilling program on a 100 m by 25 m scale was initiated in August 2004 to test the down-dip extension of the EMZ deposit to a vertical depth of 200m. An infill program was also initiated in the core portion (Panel F) of the EMZ deposit, to increase the drilling density to 50 m by 25 m, allowing a comparison of BHP, Ranger Minerals and Orezone datasets over this panel. The new Panel F drill holes were also drilled deeper than the previous holes to verify the presence of deeper mineralization under the portion of the EMZ deposit that was drilled by BHP and Ranger. Although some encouraging results were obtained in 2004 on the Sokadie, Falagountou and Gossey prospects, the positive results returned from the EMZ programs prompted GFL to suspend all work on regional targets and to initiate a PFS on the EMZ deposit with the objective making a production decision as soon as possible.

Most of the budget in 2005 was directed at infilling and expanding the EMZ deposit, to prepare a new 43-101 compliant resource estimate, to complete the PFS and ultimately, a FFS based on the EMZ alone. In order to achieve these goals, a significant infill and expansion drilling program was undertaken which targeted the down dip and on strike extensions of the EMZ and new mineralization which had been intersected below the EMZ in 2004. In addition, GFL engaged a number of independent consultants, as well as in house personnel, to complete the resource update and the PFS in the summer of 2006 with completion of a FFS tentatively scheduled for mid 2006. This timetable was pushed back at least six to nine months due to congestion at assay laboratories in West Africa which delayed sample results, the need to complete deep oriented core drilling to refine the geological model and integrate the new mineralization below the EMZ, assay QA/QC issues relating to coarse particulate gold, and slow response times from consultants due to the high level of demand for their services. The 2005 drilling was successful in confirming the model as well as improving the understanding of the orientation and geometry of high grader grade shoots and lenses within the deposit. The PFS was essentially completed by GFL in 2005 and did not identify any issues to indicate that it would not be technically feasible to build a mine at the Essakane site.  During 2005, GFL’s total expenditures on the Essakane project surpassed the $8.0 million level required to earn a 50 percent interest in the project.  GFL took over the full technical management of the Essakane project in June 2005, and assumed full management of the project from January 2006.

The 2006 work program included a number of initiatives designed to optimize project returns, including additional drilling to add resources in the EMZ, examining other development scenarios to reduce capital costs, and a 20,000 sample re-assaying and re-drilling program to determine if the coarse particulate gold content had been underestimated by the previous methodology.  A revised JORC-compliant resource estimate of the EMZ based on the new model was completed by RSG Global in April, 2006 (see Section 3.3.2.4) and a 43-101 compliant preliminary economic assessment based on GFL’s prefeasibility study (see Section 3.3.2.5) was released in October, 2006.   A $300,000 regional drill program, funded by GFL and involving approximately 5,000 meters of RC drilling on the Bom Kodjélé, Tin Taradat, Takabangou and Tin Zoubaratan target areas early in 2006 did not return any favourable results. A $640,000 drill program (of which Orezone contributed $220,000) was carried to advance the definition of the Falagountou, Gossey and Sokadie satellite zones.

3.3.2.4           Gold Resources

SRK Consulting (“SRK”) based in Cardiff, UK completed a NI 43-101 compliant resource estimate for the Essakane deposit in August, 2004.  SRK’s report, which is available at www.sedar.com, discussed work done by previous operators of the project.

SRK 43-101 Compliant Resource Estimate for EMZ deposit, August 2004

	Indicated Resources			Inferred Resources
Cutoff (g/t)	Mt	g/t	Moz	Mt	g/t	Moz
0.50	49	1.49	2.35	5.7	1.7	0.3
1.00	30.5	1.95	1.91	4.4	2	0.3
1.50	18.1	2.43	1.42	2.7	2.5	0.2
2.00	9.9	3.01	0.96	2	2.7	0.2

In April, 2006 RSG Global or Perth Australia completed a JORC compliant resource estimate which is available at www.sedar.com.  The RSG estimate represents a recoverable resource estimate after applying change of support by Uniform Conditioning (“UC”) to an Ordinary Kriging large panel block model.  It was established by RSG Global that a 6.25mE x 25mN x 10mRL panel could be reliably estimated from the drilling grid by Ordinary Kriging, and that a small panel or selective mining unit (“SMU”) of 6.25mE x 6.25mN x 2.5mRL could be used in the UC estimation to represent surface mining selectivity.

The EMZ is known to contain a significant percentage of coarse particulate gold.  Orezone’s sampling protocol was designed to reduce the variability in repeat sampling by bottle roll leaching relatively large two kilogram samples and fire assaying the leached residues of any samples with values greater than 1.0 g/t. This technique has been successful at improving the reproducibility of sample results and was the basis for the 43-101 compliant resource calculation prepared by SRK Consulting in August, 2004.  However, it appears that only partial leaching of the coarse gold has been taking place and that the undissolved coarse gold was not always detected by a single fire assay of the residue. A new sampling and assaying procedure was implemented by GFL at the beginning of 2006 and a 20,000 sample re-assaying and a twin drilling program initiated to determine if the grade of the deposit has been understated.  The rapid cyanide leach analytical method adopted for the project displayed positive variations on the Panel F check assay program. Some 35,000 additional samples will be re-assayed to cover the EMZ deposit outside Panel F. This program is expected to be completed during the second quarter of 2007 and will then be integrated in a new mineable reserve and resource calculation as part of the completion of the FFS.

Expenditures by GFL on Essakane exceeded $10 million in 2006, and the FFS budget stands at $11.4 million. The completion of the FFS will enable GFL to increase its interest to 60 percent.  GFL’s objective is to complete the FFS in the first half of 2007 following which a production decision can be made.  Each party will be responsible for 100 percent of its share of the capital costs to develop a mine.  Orezone has the option to require GFL to finance the entire project, in which case Orezone’s interest will be reduced to 30 percent.  Under this scenario, repayment of the capital advanced by GFL on behalf of Orezone, plus interest at LIBOR plus two percent, will be repaid out of 80 percent of the Company’s share of cash flow.

3.3.2.5           Preliminary Assessment

RSG Global of Perth, Australia completed a Preliminary Assessment in October, 2006.  The Preliminary Assessment includes Inferred Mineral Resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  Furthermore, there is no certainty that the results projected in the Preliminary Assessment will be realized and actual results may vary substantially.

The Preliminary Assessment is based on total recoverable resources calculated in March 2006 using a 0.5g/t cut off grade that consist of 36.8Mt grading 1.6g/t (1.9Mozs) indicated and 27.7Mt grading 1.7g/t (1.5Mozs) of inferred resources.

Based on the economic parameters that were determined for the Essakane Project, including a gold price of $475 per ounce and a fuel price of $50/bbl, the open pit captures 40.5Mt of resources, grading 2.0g/t for 2,395,000 recovered ounces.  The Project has an IRR of 4.7 percent and cash costs of $265 per ounce rising to a 12.5% IRR at $575.  Capital costs have been estimated at $321.4 million (+/- 25%) to build a 5.4Mtpa CIL plant that will produce an average of 311,000 ounces of gold per year over an eight year mine life.  The stripping ratio is 5.4:1.

A number of initiatives are underway to enhance project economics including reassaying to determine if the grade of the deposit in the starter pit area has been understated, examining development alternatives to reduce capital and operating costs, and drilling along strike, at depth and in surrounding targets to increase resources.  It is anticipated that the results of this work will be available in the first half of 2007 along with a new geological model and an updated resource estimate which will be integrated into a FFS.

The 5.4Mtpa plant would consist of single stage crushing of run of mine (“ROM”) ore followed by semi autogenous grinding (“SAG”) and ball milling.  The plant would include both gravity and standard CIL circuits.  Estimated capital costs for the plant are $79.3 million

Electric power for the mine site would be supplied by a heavy fuel oil powered 20MW plant with an estimated capital cost of $36.9 million.  The study reveals there are no issues with respect to water supply as potable water will be supplied by boreholes and processing water will be supplied by a water retention dam to collect rain water with 7.5 million m3 of capacity (more than three times the annual water requirements).  The estimated capital cost for water retention is $15.3 million. The capital includes a mining fleet and equipment costs of $48.2 million for owner operating rather than using a mining contractor.  Community services and village relocation is estimated to cost $13.2 million.  Operating costs and contingencies account for $30.0 million of the capital.

Item	Unit	Value
Discount rate	%	10.0
Gold price	$ /oz	475
Government royalty	%	3.0
Tax	%	25
Fuel price	$ /bbl	50
Foreign exchange rates
— US$/ EURO		1.05
— ZAR / USD		6.50
— Fcfa / USD		536
Capital expenditure
— Infrastructure	M$	103.2
— Process plant	M$	79.3
— Mining	M$	52.8
— EPCM	M$	26.5
— Other	M$	40.0
— Contingency	M$	19.5
— Sustaining capital	M$	10.0
— Mine closure	M$	5.0
Processing cost
— Oxide	$ /t milled	6.50
— Transition	$ /t milled	7.02
— Primary	$ /t milled	7.59
Avg. mining cost (excluding capital and ownership costs)	$ /t	0.88
General and Administration	M$/yr	7.0
Mine supervision	M$/yr	2.1
Grade control	$ /bcm ore	0.97
De-watering	$ /t ore	0.05
Processing recovery
— Oxide	%	94.8
— Transition	%	93.8
— Primary	%	92.8
Mining dilution added	%	5
Mining recovery	%	97

Sensitivity to Gold Price

Gold Price	NPV [M$]
[$/oz]	0% (Undiscounted)	5%	10%	IRR
$375	-102.9	-140.3	-155.0	-5.9%
$475	98.1	-5.1	-61.3	4.7%
$525	198.7	62.5	-14.5	8.8%
$575	299.2	130.1	32.3	12.5%
$625	399.7	197.7	79.1	15.8%

3.3.3                     Bondigui (“Bondi”)

The Bondi project is a 100 percent owned group of three exploration permits where Orezone made a grassroots discovery in 2003.  The Company’s goal is to discover sufficient resources to support a stand alone mining operation in the region.  An initial NI 43-101 compliant report has been prepared using data available to June, 2004 and indicates that the Zone 2 discovery contains indicated resources of 162,964 ounces of gold and inferred resources of 34,591 ounces gold.  Many mines in West Africa are made up of a number of smaller deposits and Orezone’s strategy is now to build the resource by identifying other deposits similar to Zone 2.

3.3.3.1           Location and Access

The Bondi Project, which includes three exploration permits, is 694 square kilometres in size and is located approximately 275 kilometres southwest of the capital of Burkina Faso, Ouagadougou and 90 kilometres east of the second largest city and industrial centre, Bobo-Dioulasso. The closest town is Diebougou which has a population of approximately 10,000.  The project is accessible by paved and laterite roads on a year round basis.  It lies directly south of the Company’s Golden Hill project and was acquired to cover the extension of the same mineralized trend. The Company has a permanent office near the Bondi site and an all weather road has been built to enable drilling to be carried out during the rainy season.  The area around the Bondi project is sparsely inhabited and it is not anticipated that the Company would have any difficulty obtaining the space, or the surface rights, to carry out a potential mining operation.

The climate in this part of Burkina Faso is typical Sahelian with eight to nine months of dry season and a rainy season from June to September. The average daily temperature is 32° C with average rainfall of 34 cm.  Local agriculture occupies 20 percent of the permit area.  No fields are located on the Zone 2 discovery at Bondi.  Lateritic curaisse is visible over 30 percent of the project area, with alluvium and saprolite covering the remainder.  Outcrop is rare within the Bondi permit area.

Water is available through shallow surface wells and within the Bougouriba River, five kilometres from Zone 2, which flows year-round and is a tributary to the Mouhoun (White Volta) River.  Diesel generated electrical power is available in Bobo Dialasso and Diebougou although it would have to be supplemented for a mining operation.  A World Bank sponsored hydro-electric generation plant is planned for Diebougou but the completion date is unknown.

The permits are held 100 percent by OZNI.  The Poyo permit was renewed in 2006 for three years and can be renewed for an ultimate three-year tenure in 2009, while the Djarkadougou and Nicéo permits were granted in 2006 and can be renewed for two additional three-year tenures in 2009 and 2012. The 2007 yearly taxes on the 694 square kilometre permit area are 2,965,525 CFA ($6,000) with a minimum yearly exploration expenditure requirement of 187,436,700 CFA ($378,600).

3.3.3.2           Geology

Bondi is located in the Houndé greenstone belt, of Birimian age, which trends north south for over 400 kilometres.  The belt is cut by the Houndé Fault, a major structural break that hosts most of the major discoveries in the region.  The Hounde belt is one of only two locations in Burkina Faso known to have Tarkwaian sediments, a well known trap rock for mineralization in West Africa.  The volcano-sedimentary units that make up the belt wrap around the nose of a large intrusive to the west, which could be a source of mineralized fluids, and straddle one of two main structural breaks in Burkina Faso which would act as the conduit for the fluids.  The combination of a potential fluid source, a conduit and a trap makes this area highly prospective for economic concentrations of gold mineralization.  Orezone acquired these permits because of their attractive geology and now controls over 75 kilometres of strike length of this favourable stratigraphy and at least 45 kilometres are known to be mineralized.

The narrow belt of Tarkwaian micro conglomerates that run the length of the Hounde belt separate the basic extrusive rocks of the Eastern Volcanic Domain from the more felsic and pyroclastc rocks of the Western Volcanic Domain.  The mature Tarkwaian clastic rocks are made up of thickly bedded arkosic to quartzitic gritstones and pebbly conglomerates and could represent a major Temiskaming-type strike-slip, pull-apart basin.  As such, the the Bondi project has many common features with the classic gold producing areas of the Timmins and Kirkland Lake camps in Canada.  Gold mineralization in Zone 2 is finely disseminated throughout a pyritized and silicified shear zone within the sedimentary unit.

3.3.3.3           Exploration History

In 1998, Orezone acquired the right to earn a 60 percent interest in the Bondi Permit by spending $1.2 million on exploration over four years.  Orezone subsequently bought out the other 40 percent interest and now has an undivided 100 percent interest in the project, subject to the right of the Burkina Faso government to retain a ten percent carried interest at the exploitation phase.  Bondi was essentially a grassroots exploration project that had not been the subject of previous exploration programs by other companies.  In 1999, a high resolution aeromagnetic survey was completed and soil sampling was carried out over the most prospective targets, where two large gold-in-soil anomalies were identified.  In the first quarter of 2003, trenching confirmed the existence of gold mineralization in the Zone 2 target area, and a second quarter drill program in 2003 returned a number of intersections with potentially economic widths and grades.  A major exploration and definition drilling program was undertaken between November, 2003 and September, 2004 resulting in the definition of two deposits, Zone 2 and Zone 2S, both along the same structure which at the time was defined over more than 2.5 km.

Follow-up programs during the second and third quarters of 2005 further extended the mineralized structure to the north and resulted in the discovery of Zone 2N.  The gradient IP coverage was extended in during the year, and the interpreted southern and northern extensions of Zone 2 drill tested, leading to the discovery of Zone 2N about 800 m north of Zone 2, and extending Zone 2S further to the south.  The Bondi permit expired in May 2006, and two new permits (Djarkadougou and Nicéo) were granted during the second half of 2006 over part of the original Bondi permit area.  The new Djarkadougou permit covers the Bondi structure that hosts the four deposits discovered by Orezone since 2003.  The new Nicéo permit covers a shear zone that could be an analogue to Bondi structure, but on the opposite side of the Bondi batholith.

The Company’s main focus in 2006 was directed at exploring the Bondi structure on the Djarkadougou permit, where 182 RC holes (13,290 m) and 13 DD holes (2,696m) were completed, with limited reconnaissance RC drilling (17 holes for 1,289 m) on the Poyo permit to the south.  The 2006 Poyo program returned negative results.  The 2006 Zone 2 program consisted of expanded gradient IP coverage, metallurgical drilling (4 holes for 320 m), implantation of trigonometric beacons in the project area, a photogrammetric survey, a high-resolution resistivity survey along the auriferous structure, and the 3D geological modeling of the gold resource.  The new targets defined by the program resulted in the discovery during Q4 2006 of another mineralized structure in Zone 2N area, the further extension of the Zone 2S structure, and the recognition of a new mineralized zone called Zone 372.

A new NI 43-101 compliant resource report at Bondi is scheduled for the third quarter of 2007. Reconnaissance drilling was carried out in the first quarter of 2007 to test the potential southern extension of the Bondi structure on the Poyo permit. Additional exploration and definition drilling is planned on the Bondi structure, including core drilling on the recently discovered zones. Pedogeochemistry, gradient IP and prospecting will be completed on the Nicéo permit in the first quarter of 2007, followed by reconnaissance drilling on the targeted structure during the second quarter of 2007.

Summary of Drilling on the Bondi Project

	2003	2004	2005	2006	Totals
Drilling (in meters)
AC	—	—	—	—	—
DD	—	7,929	310	3,016	11,255
RB	—	—	—	—	—
RC	6,210	25,732	5,774	14,579	52,295
Totals	6,210	33,661	6,084	17,595	63,550

3.3.3.4    Gold Resources

In 2004, detailed drilling was completed on the first 800 meters of strike length of Zone 2 to define the deposit on 25 meter centres to a depth of approximately 100 meters in order to complete an initial NI 43-101 resource calculation.  Indicated resources in Zone 2 amount to 1,761,822 tonnes grading 2.88 g/t (162,964 contained ounces of gold) and inferred resources amount to an additional 446,378 tonnes grading 2.41 g/t (34,591 contained ounces) using a 0.5 g/t cutoff.  This NI 43-101 compliant resource estimate was prepared by Met-Chem Canada Inc.  Drilling has intersected Zone 2 at depths to 225 meters below surface where Hole BDD024 graded 4.1 g/t over 19.1 meters and Hole BRC230D graded 4.5 g/t over 19.5 meters and indicate that gold mineralization appears to continue at depth, but the few deeper holes drilled in 2006 returned poor results.   No NI 43-101 compliant resource estimate has been calculated on the smaller zone of mineralization called Zone 2S and identified in 2003 and 2004 about 1,000 m south of Zone 2.

3.3.4                     Séguénega (“Séga”)

Orezone acquired the Séga permit in 2001 from Repadre Capital Corporation (“Repadre”), now IAMGold Corporation, who had discovered mineralization in the Gambo zone. Orezone subsequently encountered mineralization with potentially economic widths and grades in drilling programs on the nearby RZ and Bakou zones and has discovered mineralization in a number of other zones on the project as well.  The Company recently completed a NI 43-101 compliant resource report for the Gambo, Bakou and RZ zones only.  The Séga permit expired January 4, 2007 and the company has applied for a new exploration permit, Tiba, which covers 124 km2.  Orezone was granted a new permit in June, 2006, Namasa (189 km2), located southwest of the old Séga permit and adjacent to the Kalsaka Nord permit of Cluff Gold. Namasa and the new Tiba permit will form the Séga project.

3.3.4.1           Location and Access

The Séga project is located in the north central part of Burkina Faso, West Africa, about 120 km N-NW of Ouagadougou.  The project is accessible from Ouagadougou by paved National Highway N2 (Route Nationale) toward the N-NW to Ouahigouya (181 road km) and via a well- maintained lateritic gravel road (N15) 52 km toward the southeast, to the village of Séguénéga. Access to the different prospects on the project is provided by local trails or roads constructed by Orezone for the purpose of exploration activities. The village of Séguénéga is at an elevation of 307 m above sea level and the project lies between 250 and 450 m. The undulating topography consists of hills cored by greenstones and by lateritic cuirasse dominating alluvial plains. There is a reasonable amount of rock outcrop.

The Séga project is drained by the Goubré River (in the northern sector), the Gutti (Bakou area) and the Gombo (southern sector), all part of the catchment area of the Nakambé River to the west. Water is ponded by two dams, at Séguénéga and at Kossouka (15 km SE of Séguénéga). Diesel generated electrical power is available in Ouahigouya, and the village of Séga is planned to be connected on the Ouahigouya grid in 2007. The region is not connected to the national railway system.

The climate of the Séguénéga region is of Sudano-Sahelian type. A dry season extending from October to May alternates with a rainy season for the rest of the year, with maximum precipitations occurring during the month of August. Annual rainfalls recorded at Séguénéga for the last 30 years averaged 675 mm and ranged from 400 to 800 mm. The prevailing winds are from the S to SW during the rainy season (monsoon winds), reach speeds of 13 to 15 m/s, and blow from the N and NE during the dry season, with average velocities of 2-4 m/s, seldom exceeding 10 m/s. The harmattan winds carry large amounts of fine air-suspended particles during the months of November-February. Temperatures vary between 15° C and 42° C, reach peaks in April and in October, and drop to their minimum in January and August. Vegetation consists of savannah shrubs and sparse trees, with a gradual increase in density toward the low grounds, and abundant shrubs along the rivers. Inexistent or stunted vegetation prevails at the top of some hills due to the erosion processes and the presence of lateritic cuirasse. 15 out of the 64 woody plant species encountered on the project are included in some environmental protection plan. Fauna within the permit area has all but disappeared, owing to the pressure from human presence, activities and hunting. Rabbits, porcupines, pythons, crocodiles, hyenas, bats and long-tail monkeys (patas) have been observed. Bird diversity is relatively poor.

The local populations depend on subsidence farming and cattle breeding for their livelihood. The farmers tend fields with low levels of soil fertility, degraded by erosion and overgrazing. Gold mining is somewhat used to compensate for poor crops. Artisanal mine workings are scattered over the Séga project area. Sacred grounds represented by hills, thickets, streams or burying grounds are present on the project. Some 30 sacred places have been counted in villages like Bakou or Guibou. One such major site is the Sacred Mountain located to the South of the RZ prospect. Land is largely managed by traditional chiefs, although it is regulated by the Law on “Agrarian and Land Reform” (Loi sur la réforme agraire et foncière) enacted in 1984.

3.3.4.2           Geology

The supracrustal rocks of the Séga concession are part of the Proterozoic Birimian Supergroup that is over two billion years in age. The Birimian Supergroup is generally subdivided into lower and upper sequences, with the lower sequence comprising wackes, argillites, some volcaniclastic rocks, and the upper sequence comprising basalts and interflow sedimentary rocks. Younger Tarkwaian medium to coarse grained sedimentary rocks unconformably overly the Birimian rocks. The specific units found on the project include metapelitic sediments, including graphitic schists, and mafic metavolcanic and related intrusive rocks.  Tonalitic intrusives are abundant.  The Séga project is host to many gold occurrences, usually developed by local artisanal miners.  Gold is typically associated with shear zone related quartz veins and stringers within mafic volcanic and sedimentary sequences.  The majority of the gold showings are related to contacts and/or major structures

3.3.4.3           Exploration History

Orezone acquired the Séga permit in 2001 through the issuance of 200,000 shares and the vendor retained a three percent NSR which can be reduced to one percent through the payment of $2 million.

The Séguénéga exploration permit was granted to Mutual Burkina by the Ministry of Energy and Mines in July 1995. Golden Knight Resources Inc. purchased all the shares of Mutual in October 1995 and merged with Repadre in 1999. The permit was transferred to Repadre in July 2000. In September of the same year, Placer Dome Inc. signed a purchase option agreement with Repadre and relinquished the project in 2001.

In 2001, Orezone signed a purchase option agreement with Repadre. The project was transferred to Orezone on September 24, 2003.  The original 400 square kilometers permit had been reduced to 164 square kilometers with the last renewal on June 28, 2002, as required by the mining laws. Repadre merged into IAMGOLD in 2003. Orezone obtained an 18-month extension for the Séguénéga permit on July 6, 2005.

Historical soil surveys by the United Nations delineated a broad zone of anomalous gold that followed the regional structural trends on the Séga project area.  Artisanal mining activities (orpaillage) started in 1985 and spread all over the permit area. However, the project remained largely unexplored by modern techniques until Mutual carried out ground and airborne geophysical surveys, tremching and RC drilling in 1996-1998.  Initially, the exploration work focused on the areas of artisanal mine workings but was eventually successful in identifying economic grade gold mineralization at Gambo I (South extremity of Bakou), Gambo II (Gambo), Bakou and Tiba, although most of the work was concentrated on Gambo II where the best results were obtained.

The work performed by Placer Dome included a photo-geology interpretation map, aeromagnetic and radiometric interpretation, limited soil sampling, IP over selected areas, and a RAB drilling program.  The results of these programs identified anomalies in the Gambo, Bakou, and Tiba areas. Placer subsequently drilled 632 widely spaced RAB holes, representing 14,033 meters of drilling in the Tiba, Bakou, Gambo, and Kamense areas.  Placer’s expenditures totaled approximately $1.0 million but no large, obvious surface deposits were identified and in 2001, Placer decided to abandon the project.

Since its involvement in 2002, Orezone has discovered the RZ zone (November 2003) and delineated mineral resources within the Bakou, Gambo, RZ and Tiba deposits.

Summary of Drilling on the Séga Project

	2003	2004	2005	2006	Totals
Drilling (in metres)
AC	—	—	—	—	—
DD	—	—	4,831	3,585	8,416
RB	—	—	—	—	—
RC	3,334	34,639	34,212	11,347	86,226
Total	3,334	34,639	39,043	14,932	94,642

In 2003, a 3,334 meter RC drill program concentrated on the previously drilled Gambo Zone, the new Bakou zone and several other high priority targets. A new zone of mineralization, called RZ, was discovered and returned 9.36 gAu/t (uncut) over 15 meters from hole BKRC036 and 17.98 gAu/t (uncut) over 14 meters from Hole BKRC038. At the Bakou Zone, infill drilling was completed over a 500 meter section of the gold mineralized structure. Thirteen holes were drilled for a total of 1,034 meters. Results indicate that the zone consists of a 15 to 25 meter wide halo as defined by a 0.5 gAu/t cut-off with a higher-grade central core between five and nine meters in width.   Hole BKRC022 returned 23 meters grading 1.65 g/t including a core section of five meters grading 5.80 gAu/t.

The drilling campaign from May 2004 to March 2005 focused on upgrading the resources to the indicated category and providing sufficient data, including structural information from DD holes, for an initial resource estimation.  In 2004 exploration expenditures on the Séga project totaled $1.9 million which included 34,461 meters of RC drilling in 380 holes to infill drill and expand the Gambo and Bakou zones and better define the newer RZ discovery. In 2005 an additional $3.2 million was spent, principally on 34,212 meters of RC drilling in 384 holes and 4,831 meters of diamond drilling in 37 holes.  Drilling was halted in March 2005, in part because the rigs were required on the Essakane project and in part to provide laboratories with the opportunity to catch up with a mounting backlog.  Field work resumed in August, 2005 with ground geophysics, limited soil geochemistry and RC and core drilling programs. New targets were investigated including Guibou, Gambo SW, Tiba eastern extensions, the gap between RZ and Bakou, and Kyebelga. Metallurgical drilling of the Séga deposits also commenced during the fourth quarter of 2005, and several new mineralized structures were delineated. An environmental base line study was carried out by SOCREGE for Orezone during the year, and a NI 43-101 compliant resource estimate was initiated during the second half of the year.

About 15,000m of exploration and definition drilling was completed during the first half of 2006 on the Séga permit. Metallurgical drilling was completed on the new zones discovered at the end of 2005 in the Tiba area. New mineralized extensions were found around the RZ and Bakou zones, with good grade extensions still open at depth. All drill hole collars were surveyed along with a photogrammetric survey. Orezone released a resource calculation in the first quarter of 2006, based on work completed up to June 15, 2005. A new 3D geological model was completed during the third quarter, integrating the drill results obtained between July, 2005 and June, 2006, and a preliminary assessment study was initiated. The results of this study along with a new resource estimate are expected during the second quarter of 2007. Although more resource drilling is required, Séga is approaching an economic threshold that would justify commencing a full feasibility study later in 2007.  In anticipation, the Company intends to increase its ground position around Séga.

A new permit (Namasa) located southwest of the Séga permit and adjacent to the Kalsaka Nord permit of Cluff Gold was granted to Orezone in June, 2006.  Reconnaissance work was initiated during the third quarter and very positive results were obtained on two prospects (Zouma and Roba).  They will be advanced to the reconnaissance drilling stage during the first quarter of 2007.

3.3.4.4           Gold Resources

A NI 43-101 compliant resource estimate by Met-Chem Canada Inc. was released in February 2006 based on exploration work up to June 2005.  Using a 0.5 g/t cutoff, indicated resources total 4,844,000 tonnes grading 1.99 g/t (310,600 ounces) and inferred resources total 1,413,000 tonnes grading 1.61 g/t (73,000 ounces). The resource estimate only encompasses the three main zones of mineralization that were reasonably defined on the Séga project at the time, the Bakou, Gambo and RZ deposits, all of which are located within a relatively small 2.5 km2 area.

3.3.5                     Bomboré

Under an agreement dated August 12, 2002, Orezone acquired the option to earn a 50 percent interest in the Bomboré project by making a cash payment of CDN $40,000, issuing 150,000 shares and incurring CDN $2.0 million in exploration expenditures.  In 2004, the agreement was revised, allowing Orezone until January 17, 2007 to reach the CDN $2.0 million exploration expenditure level.  This earn-in threshold was reached during the fourth quarter of 2006.  Orezone may earn an additional 20 percent interest by completing a bankable feasibility study and then will have 90 days to make a cash payment of $1.0 million to reduce the remaining parties’ interest to a one percent NSR. Should Orezone withdraw from the agreement, it is required to transfer ownership of the permit back to Channel Resources Ltd. (“Channel”) and Solomon Resources Limited (“Solomon”).

3.3.5.1           Location and Access

The Bomboré gold project now covers an area of 250 km2.  It is located south of the village of Mogtedo, approximately 80 kilometres by paved highway east of Ouagadougou, Burkina Faso.  Roads and trails within the permit are well traveled and can be accessed most of the year with four wheel drive vehicles.

3.3.5.2           Geology

The Bomboré permit covers parts of at least two Birimian greenstone belts which strike roughly northeast-southwest.  The greenstone belt in the northwest corner of the project is underlain mainly by mafic to intermediate metavolcanic rocks and dioritic to granodioritic intrusions.  The greenstone belt which extends across the Bomboré permit for 50 kilometres from the southwest corner to the village of Meguet, in the northeast, is underlain by moderately to well sheared metavolcanics and volcaniclastics.

The Bomboré First Target (“BFT”) area is underlain by intrusive units, ranging in composition from felsic to ultramafic as well as by felsic to ultramafic schist units. Dioritic and gabbroic intrusions are very abundant, tabular and continuous.  They are oriented subparallel to the foliation.  Felsic intrusions occur mainly as dykes intruding schists and other intrusive units.  Fine grained (rhyolitic) to coarse grained (quartz feldspar porphyry and granitic) dykes are noted.  They are generally affected by the deformation and also trend subparallel to the foliation.  Locally, undeformed diorite is observed.  Sericitic, chloritic, graphitic and talc schist units envelope the intrusions.  The protolith of the most common sericitic schist is interpreted to be felsic to intermediate volcanic and/or intrusive rocks.  Graphitic schist occurs in the western part of the Maga area and in the eastern sector of the P23 and P13 grids.  Ultramafic units (peridotite and talc schist) are observed locally in the Maga sector, the Colline de Fusille area and from the western parts of P8/P9 to the P13 grid area.

3.3.5.3           Exploration History

Initial exploration work performed by Channel, along with its partner Solomon, began at Bomboré in early 1994 and continued through and ended with Placer Dome in 2000. A substantial amount of work was performed by Channel and its partners over that period of time, including SPOT satellite imagery interpretation, 8,548 line kilometres of airborne geophysics, a 5,666 sample regional geochemical soil survey, a 9,521 sample semi-detailed soil survey, surface rock sampling with 4,893 samples and 5,398 meters of surface trenching in 21 surface trenches.  Drilling on the project includes over 34,000 meters of

RAB drilling in 1,000 holes, 19,348 meters of RC drilling in 259 holes and 1,080 meters of diamond core drilling in 10 holes.

Channel recognized the BFT as a wide, low grade gold resource with a 14 kilometre strike length and widths of up to several hundreds of metres.  The gold resources that have been identified are contained in six separate zones within the BFT.  Several other regional areas were recognized as potential gold resource targets and have been explored to various degrees.

In 2002, Orezone entered into an agreement with Channel to acquire an interest in the Bomboré permit area.

Summary of Drilling on the Bomboré Project

	2003	2004	2005	2006	Totals
Drilling (metres)
AC	—	—	—	—	—
DD	—	—	—	—	—
RB	—	—	—	—	—
RC	1,994	—	13,829	7,187	23,010
	1,994	—	13,829	7,187	23,010

In 2003, Orezone performed a limited RC drilling program totaling 1,994 meters. 2,193 samples were taken with drilling focused on assessing the higher grade areas previously identified. The Kiin Tanga and P8/P9 areas were tested with hole BBRC03-23 returning 11.7 gAu/t over 10 meters.

Due to a shortage of drill rigs in West Africa and a higher priority being placed on the Company’s other projects; a very limited amount of work was carried out on Bomboré in 2004.

In 2005, Orezone drilled 173 RC holes totaling 11,011 meters and expended $909,000 to investigate the continuity of previously indicated mineralization over wide spaced sections. The drilling confirmed both the continuity and the lower grade nature of mineralization.

During the last year, Orezone completed 160km of gradient IP surveys over the main mineralized area (BFT) on the Bomboré permit. Trigonometric beacons were installed to complete a photogrammetric survey and a reconnaissance RC drilling program was carried out to identify new extensions to the known gold bearing zones. Orezone completed its earn-in requirement and now holds a 50 percent interest in the project.

Reconnaissance and definition RC drilling will continue in 2007 followed by 3D geological modeling, a resource calculation, metallurgical drilling, and the preparation of a NI43-101 compliant technical report. This project remains one of the largest low grade geological footprints in the country and is located very close to the capital city of Ouagadougou. A rising gold price makes this project more attractive.

3.3.5.4           Gold Resources

The gold mineralization at Bomboré is within the near surface oxide zone and based on limited work completed by Channel Resources, is amenable to low cost heap leach extraction.  Channel calculated an indicated resource and an inferred resource, but they have not been independently verified and no NI 43-101 report has been prepared.

3.3.6                     Other Material West Africa Projects

Orezone has a number of other exploration properties in West Africa, mainly in Burkina Faso, which are at earlier stages of exploration.   It is the intention of the Company to acquire and explore properties at various levels of exploration in order to make the most efficient use of financial resources, to carry out exploration in the most cost effective manner and to build a pipeline of projects at various stages of exploration and development.  Properties that have been properly evaluated and do not meet Orezone’s expectations will be dropped, sold or returned to the original owners.  Those properties that are deemed worthy will be kept and exploration work will continue.  Every project is reviewed at each stage of exploration to ensure that it meets expectations for discovery and advancement.

3.3.6.1           Golden Hill

The Golden Hill project is located in southwest Burkina Faso and was the focal point of Orezone’s early exploration efforts in Burkina Faso.  The Golden Hill area is accessible by paved and lateritic roads on a year round basis and is located 285 kilometres southwest of Ouagadougou, and approximately 70 kilometres east of the second largest city of Bobo-Diallaso.  The Golden Hill project area initially consisted of the Intiédougou permit which expired July 4, 2005, and which was replaced by the Nabéré and Tankiédougou permits during the fourth quarter of 2005.  All costs and expenses relating to the original Intiédougou permit have been written off.   Most of the area has been the subject of preliminary exploration programs and four main zones have now been delineated through detailed exploration. A small inferred resource has been calculated internally but the project is not considered material to the Company and no NI 43-101 compliant report has been prepared.

3.3.6.2           Kossa

The 1,997 square kilometre Kossa permit is located in Niger, immediately adjacent to the Essakane Project, which is across the border in Burkina Faso.  Kossa is 100 percent owned by Orezone and is not part of the agreement with GFL.

An extensive surface sampling program was carried out during 2005 and 13,646 samples were collected and assayed for gold and 5,406 samples were run through a multi-element procedure.  This program identified 10 high priority target areas and a gradient IP survey was commenced on these areas to better define drill targets. The Fatatako, KBF and Kossa prospects have shown the best potential.  These targets are located on the western side of the permit, close to the border with Burkina Faso.

In 2006, gradient IP surveys were completed on a series of regional targets and followed by scout drilling programs between late January and early May. The result was the discovery of gold mineralization hosted in metasedimentary rocks at the Fatatako, KBF and Kossa South target areas. The first follow-up drill program was completed in May, 2006, and a second follow-up program in the fourth quarter of 2006, bringing total RC drilling on the permit during the year to 14,000m. Expenditures on the Kossa permit to December 31, 2006 totaled approximately $2.1 million.

The Kossa South discovery is the most significant to date on the permit, followed by Fatatako. More work is planned for both targets in 2007. A very interesting and very large Mo-Cu anomaly identified during the 2005 regional program has only seen limited work in the southern part of the permit.  Additional pit sampling, followed by drilling is planned for 2007 to better assess the potential of this target.

3.3.6.3           Namaga

The Namaga permit was optioned from Greencastle during the first quarter of 2006 and is located between Niamey and the Company’s Kossa Project on the Téra Birimian Belt. The permit completely surrounds the Komabangou gold deposit which has been the most active artisanal gold mining site in the country for years. Work completed during the year included gradient IP surveys and two drill programs (7,588m of RAB and 3,075m of RC) on two targets defined by previous operators.  One of the targets (Block 3) returned some significant results with extensive low grade mineralization. Expenditures on the Namaga permit to December 31, 2006 totaled approximately $676,000.

Follow-up work is planned on Block 3 in 2007. Another target area (Tiringui), defined by previous operators, will also be drill tested in 2007. Orezone can earn up to a 100 percent interest by completing a feasibility study and making a cash payment.

3.3.6.4           Koyria

The Koyria permit was optioned from Greencastle during the first quarter of 2006, and is located between Niamey and the Namaga permit on the Sirba Birimian Belt, which is host to the only commercial gold mine (Samira Hill) in the country. The M’banga gold prospect, the second most important artisanal gold mining site in the country, is within the Koyria permit.  Work completed in 2006 included a gradient IP survey and reconnaissance drilling (1,138m of air core and 1,033m of RC) on targets located southwest of the M’banga prospect. Regional pedogeochemistry and prospecting programs were also initiated on three other target areas.  Expenditures on the Koyria permit to December 31, 2006 totaled approximately $367,000.

The M’banga SW target returned positive results and follow-up work is planned in 2007. The pedogeochmistry programs also defined a number of targets where follow-up work is planned in 2007. Orezone can earn up to a 100 percent interest by completing a feasibility study and making a cash payment.

3.3.6.5           Mali

At Boukoutinnti, Mali a 3,300 termite mound and soil sampling program was completed over three areas in 2004, to follow up on multi-kilometre size gold in soil trends.  Three trends emerged from the program with the main trend extending for over four kilometres in association with the contact between sediments and an intrusive.  A pit sampling program was completed in October (160 pits) that confirmed a saprolite source for these gold anomalies.  In 2005, a 2,644 meter, 32 hole program investigated several mineralized shear zones on the Boukoutinnti permit.  Results from the Dag-Dag shear showed wide, low grade mineralization along the contact of a felsic intrusive and sediments.  No work is planned in 2006.  Farabantourou, a new research permit, and the newly optioned Sepola permit are both located in western Mali along the Senegal-Mali fault and are situated halfway between the Sadiola and Loulo mines.  Recent compilation has shown some prospective areas associated with splays off the main fault structure.  Surface sampling and drilling are planned for 2006.

ITEM 4.  SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1                               Annual Financial Information

	2006	2005	2004
Total revenues	—	—	—
Deferred exploration expenses (1)	10,130,254	20,838,213	8,698,784
Net loss	(1,064,722)	(5,321,816)	(1,340,087)
Basic and diluted net loss per share	(0.01)	(0.05)	(0.01)
Total assets	51,987,495	54,168,217	26,163,676
Long term liabilities	—	—	—

(1)     Total deferred exploration expenses before optionee contributions.

4.2          Annual Exploration Expenditures

	2006	2005	2004
Project
Essakane	$1,553,486	$14,171,738	$3,284,862
Séga	2,479,355	3,213,216	1,916,900
Bomboré	762,542	908,558	2,340
Bondi	2,023,482	650,514	2,912,446
Kossa	1,274,746	776,698	96,311
Namaga	676,452	—	—
Koyria	367,447	—	—
Other	992,744	1,117,489	485,925
Optionee contributions	(1,151,042)	(14,225,450)	(2,936,253)
Total	$8,979,212	$6,612,763	$5,762,531

4.3                               Dividends

The Company’s current policy is to retain earnings to finance the growth and the development of the Company’s business and not pay dividends until it has established revenue and income generating assets.   This policy will be reviewed in the future should the Company be successful in establishing a commercial mining operation.  The Company is not aware of any restriction that could prevent it from paying dividends.

4.4                               Foreign GAAP

Note 12 of the Company’s December 31, 2006 audited consolidated financial statements identifies the adjustments that would be made to the Company’s consolidated financial statements had they been prepared according to Generally Accepted Accounting Principles in the United States (“US GAAP”).

ITEM 5.  CAPITAL STRUCTURE AND MARKET FOR SECURITIES

5.1                               General Description of Capital Structure

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 133,028,641 were issued and outstanding as of March 30, 2007.  Each issued and outstanding common share of the Company is entitled to one vote and any meeting properly called and constituted for the transaction of business.

5.2                               Trading Price and Volume

The Company’s shares are traded on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange under the symbol “OZN”.  The following table reflects the share activity in 2006 on the TSX (all per share amounts are in Canadian dollars):

	High	Low	Close	Volume
January	$2.70	$2.00	$2.49	7,429,400
February	2.63	2.13	2.34	5,279,900
March	2.60	2.17	2.60	4,111,600
April	2.65	2.19	2.34	3,926,500
May	2.42	1.55	1.93	6,269,600
June	2.00	1.36	1.64	1,248,900
July	1.73	1.44	1.68	1,512,000
August	1.89	1.51	1.74	2,941,400
September	1.95	1.40	1.67	1,323,200
October	1.83	1.47	1.61	2,707,000
November	1.78	1.53	1.73	1,800,000
December	1.80	1.55	1.65	1,212,200

ITEM 6.  DIRECTORS AND OFFICERS

6.1                               Name, Address, Occupation and Security Holding

Name, Office Held Residence	Director Since	Shares Over Which Control is Exercised	Principal Occupation
Ronald Little President and Director Ottawa, Ontario	03-02-95	1,621,524	President and Chief Executive Officer, P. Eng.
Gregory B. Bowes Chief Financial Officer Carleton Place, Ontario	N/A	1,500	President and Chief Executive Officer, San Anton Resource Corporation
Niel Marotta Vice President, Corporate Development Ottawa, Ontario	N/A	191,000	Vice President, Corporate Development
Pascal Marquis, Vice President, Explorations Saint-Roch Des Aulnaies, Quebec	N/A	Nil	Vice President, Explorations
David Netherway * Director Middlesex, United Kingdom	07-18-02	110,000	Chief Executive Officer, Shield Mining Ltd.
Paul Carmel*^ Director Montreal, Quebec	05-11-05	20,000	President and Managing Partner, MinQuest Capital Inc.
Michael Halvorson † ^ Director Edmonton, Alberta	06-05-03	917,705	President of Halcorp Capital Ltd.
Peter Allen*† Director Toronto, Ontario	05-07-04	Nil	President of Mercator Investments Limited

*        Member of the Audit Committee

†        Member of the Governance Committee

^        Member of the Compensation Committee

Ronald Little is a professional engineer and the founder of the Company.  He has been the Chief Executive Officer and Director of the Company since 1995.  Mr. Little has more than twenty years of experience, at senior levels, in mining exploration, mine development, mine operations and capital markets. Most of his experience was gained with major Canadian mining companies and included several international projects.

Gregory B. Bowes holds an MBA from Queens University and an Honours B.Sc., Geology degree from the University of Waterloo.  He has been Chief Financial Officer of Orezone since October 2005 while maintaining the position of President and Chief Executive Officer of Andaurex Industries Inc. (“Andaurex”) since August 1991.  In December 2006, Andaurex amalgamated with another entity to form San Anton Resource Corporation (“San Anton”), and Mr. Bowes has remained President and CEO.  Since October 1, 2006, Mr. Bowes has been devoting approximately 25% of his time to Orezone, and the remainder to Andaurex / San Anton.

Niel Marotta has spent five years at Fidelity Investments in Boston and managed the Select Gold Fund as well as covering several industries, including the precious metals sector, as an analyst.  He holds a Bachelor of Commerce Degree from McGill University and is responsible for Corporate Strategy, Communications and Investor Relations with the Company.

Pascal Marquis is responsible for overseeing the Company’s West African exploration activities.  He is a graduate in geology from the University of Montreal and earned a PhD for his study of the La Ronde gold mine in 1990.  He has over 22 years of experience in mineral exploration with companies such as Agnico-Eagle and Trillion Resources, including extensive experience in Africa.

David Netherway is a Mining Engineer with over 30 years of industry experience, 15 of which were spent in West Africa, mainly Guinea and Ghana. He is currently the Chief Executive Officer of Shield Mining Ltd.  He has been associated with Golden Shamrock Mines Ltd., Ashanti, GFL, Nevsun Resources Ltd. and Semafo Inc., and was recently the President and Chief Executive Officer of Afcan Mining Corp.  He is an experienced mine developer and operator, and provides the Company with a great deal of expertise and contacts in West Africa.

Paul Carmel is a professional mining engineer who graduated from McGill University in Montreal.   Mr. Carmel has over 20 years of experience in the mining sector, both in industry and in the capital markets.  He is currently President and Managing Partner of MinQuest Capital Inc., the sole manager and General Partner of MinQuest Fund I L.P., a global private equity mining fund sponsored by the Caisse de dépôt et placement du Québec.  He was previously Vice President and Director of Sentient Asset Management Canada Ltd., a global mining investment fund, and Vice President and Senior Gold Analyst at UBS Securities.  Mr. Carmel is also a director of Beaufield Resources Inc.

Michael H. Halvorson is the President of Halcorp Capital Ltd., a position he has held since September 1981.  Mr. Halvorson is also currently a director of Strathmore Minerals Corp., Gentry Resources Ltd., Esperanza Silver Corporation, NovaGold Resources Inc., Radiant Resources Inc. and Pediment Exploration Ltd.  Past directorships include Western Silver Inc. and Viceroy Exploration Ltd.

Peter Allen is President of Mercator Investments Limited, a private venture capital company.  Until 1994, Mr. Allen was President and Chief Executive Officer of Lac Minerals, Ltd., the third largest gold producer in North America.  He transformed a small mining company into a major mining and trading business starting from its gold mining business and diversifying into base metals.  Mr. Allen has significant experience in the finance.  Mr. Allen received his B.A.Sc. (Civil) from the University of Toronto.

6.2                               Corporate Cease Trading Orders or Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company is, as of the date hereof, or has been within the ten years prior to the date hereof, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

•                  Was the subject of a cease trading order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

•                  Was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

•                  Became, or within a year of a director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

6.3                               Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company, has:

•                  Been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

•                  Been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

6.4                               Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company, or a personal holding company of any such persons has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

6.5                               Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company, and a director or officer of the Company or a subsidiary of the Company.

ITEM 7.  LEGAL PROCEEDINGS

7.1                               Legal proceedings

There are no legal proceedings to which the Company is a party, or to which any of its properties are subject, nor are there any such proceedings known or contemplated, that are of a material nature.

ITEM 8.  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

8.1                               Interest of Management and Others in Material Transactions

No director or executive officer of the Company, or person or company that is the direct or beneficial owner of, or who exercises control or direction over, more than ten percent of the outstanding common shares, or any associate or affiliate of the foregoing, that during the past three years has had any material interest, direct or indirect, in any material transaction with the Company.

ITEM 9.  TRANSFER AGENT AND REGISTRAR

9.1                               Transfer Agent and Registrar

The Company’s Transfer Agent and Registrar is Computershare Trust Company of Canada, 1500 University Avenue, Montreal PQ H3A 3S8.

ITEM 10.  INTEREST OF EXPERTS

RSG Global, and their independent Qualified Person Mr. Jan de Visser, prepared a NI 43-101 compliant Resource Estimate and Preliminary Assessment Report with respect to the Essakane project in Burkina Faso, a summary of which is contained in this Annual Information Form.  None of the principals of RSG Global held any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or its associates or affiliates at the time of preparation of the Resource Estimate and the Preliminary Assessment Report, nor has RSG Global or the principals of RSG Global received, nor will they receive, any securities or other property of the Corporation or of its associates or affiliates following and in connection with the preparation of the Resource Estimate and the Preliminary Assessment Report.

Met-Chem Canada Inc., and their independent Qualified Person Mr. Yves Buro, prepared a NI 43-101 compliant estimate of the resources on the Séga project in Burkina Faso (“Séga Initial Resource Report”), a summary of which is contained in this Annual Information Form.  None of the principals of Met-Chem Canada Inc. held any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or its associates or affiliates at the time of preparation of the Séga Initial Resource Report, nor has Met-Chem Canada Inc. or the principals of Met-Chem Canada Inc. received, nor will they receive, any securities or other property of the Corporation or of its associates or affiliates following and in connection with the preparation of the Séga Initial Resource Report.

SRK Consulting, and Mr. Martin Pittuck, the independent Qualified Perons, prepared a technical report for the Essakane project in Burkina Faso.  None of the principals of SRK Consulting held any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or its associates or affiliates at the time of preparation of the technical report, nor has SRK Consulting or the principals of SRK Consulting received, nor will they receive, any securities or other property of the Corporation or of its associates or affiliates following and in connection with the preparation of the technical report.

Met-Chem Canada Inc. and Mr. Guy Saucier, the independent Qualified Person, prepared a NI 43-101 compliant resource estimate for the Bondi project in Burkina Faso (“Bondi Resource Estimate”).  None of the principals of Met-Chem Canada Inc. held any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or its associates or affiliates at the time of preparation of the Bondi Resource Estimate, nor has Met-Chem Canada Inc. or the principals of Met-Chem Canada Inc. received, nor will they receive, any securities or other property of the Corporation or of its associates or affiliates following and in connection with the preparation of the Bondi Resource Estimate.

Deloitte & Touche LLP, the auditors of Orezone Resources Inc., are independent of the Company in accordance with the auditor rules of professional conduct in the Province of Ontario.

PricewaterhouseCoopers, LLP, were the Company’s auditors for the fiscal years ended December 31, 2004 and 2005, and were independent of the Company in accordance with the auditor rules of professional conduct in the Province of Ontario.

ITEM 11.  ADDITIONAL INFORMATION

11.1                        Audit Committee

The members of the Company’s audit committee are:

•                  David Netherway, Chairman,

•                  Paul Carmel

•                  Peter Allen.

All members are financially literate and independent members of the audit committee, as such terms are defined in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).

Mr. Netherway has a Bachelor of Engineering (Mining) from the University of Melbourne, Australia, 1975 and a Certified Diploma in Accounting and Finance, CACA UK, 1985.  He is currently the CEO of Shield Mining Ltd. (ASX—SHX).  He was previously President and Chief Executive Officer of Afcan Mining Company and is currently a director of Kazakh Gold Group Limited (LSE-KZG), Equigold Ltd. (ASX-EQI) and GMA Resources plc (LSE (AIM)—GMA).

Mr. Allen has a B.A.Sc.(Civil) from the University of Toronto, has taken the Canadian Securities Course and has taken a Financial Statements/Accounting Course at the University of Toronto.  Mr. Allen was previously the President and CEO of Lac Minerals Ltd.

Mr. Carmel is a professional mining engineer who graduated from McGill University in Montreal.   Mr. Carmel has over 20 years of experience in the mining sector, both in industry and in the capital markets.  He is currently President and Managing Partner of MinQuest Capital Inc., the sole manager and General Partner of MinQuest Fund I L.P., a global private equity mining fund sponsored by the Caisse de dépôt et placement du Québec.  He was previously Vice President and Director of Sentient Asset Management Canada Ltd., a global mining investment fund, and Vice President and Senior Gold Analyst at UBS Securities.  Mr. Carmel is also a director of Beaufield Resources Inc.

11.2                        External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two (2) fiscal years for audit fees are as follows:

Year ended	Audit Fees	Audit Related Fees	Tax Fees		All Other Fees
December 31, 2006	$50,000	$—	$7,500		$—
December 31, 2005	45,000	—	—	(1)	37,000

(1)     Services provided for the preparation of annual tax returns were not invoiced separately and are included in Audit Fees.

11.3                        Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, Corporate Governance, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Information Circular prepared in connection with the Company’s Annual and Special Meeting of Shareholders to be held on May 17, 2007.

Additional financial information is provided in the Company’s financial statements and MD&A for the fiscal year ending December 31, 2006.  A copy of such documents may be obtained, upon request, from the Chief Financial Officer of the Company.  Upon request, the Company will provide you with:

•                  One copy of the Company’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form;

•                  One copy of the Company’s comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

•                  One copy of the Management Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

•                  When securities of the Company are in the course of a distribution pursuant to a short form prospectus or preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus not otherwise referred to herein.